Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 13
DATED MARCH 1, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 13 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 10 dated January 13, 2011, Supplement No. 11 dated January 26, 2011 and Supplement No. 12 dated February 7, 2011.  Unless otherwise defined in this Supplement No. 13, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Probable Investments in Real Estate Assets

Landstown Commons Shopping Center. We are evaluating the purchase of a fee simple interest in a 409,749 square foot multi-use retail center known as Landstown Commons Shopping Center, located in Virginia Beach, Virginia.  IREA has entered into an agreement to acquire the property from an unaffiliated third party for approximately $91.2 million in cash.  We do not believe closing costs will exceed $75,000.  If we decide to acquire this property, IREA has agreed to assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and the seller.  If we acquire the property, we will fund the purchase with proceeds from our offering.  Concurrent with closing, we intend to enter into a loan secured by the property, in an aggregate principal amount equal to approximately $68.4 million.  The loan will bear interest at a rate equal to the British Bankers Association LIBOR rate, calculated daily, plus 3.0% per annum; the effective annual interest rate as of the date of this supplement is 3.26% per annum.  The loan will have a one-year term, subject to a one-year extension option.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

Leasing Activity

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Landstown Commons is 94.4% leased to sixty-two tenants.  The weighted-average remaining lease term for the tenants occupying the property is approximately 8.6 years.

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19,615 square feet of retail space at the property is currently available, including in-line spaces and one outparcel with frontage on Princess Anne Road.

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86% of the 32,890 square feet of Class A office space at the property is leased, and the tenants include two medical users. There are two office suites remaining, totaling 4,667 square feet.

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61,637 square feet of retail space has been leased in the past twelve months.

Tenant Mix

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Retail anchor tenants at Landstown Commons include Best Buy, Ross Dress for Less, Bed Bath & Beyond, AC Moore, PetSmart, Office Max, Books-A-Million and Walgreens.  Other tenants include Shoe Carnival, Ulta and Five Below.

Location

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A Kohl’s department store, which would not be owned by us, shadow-anchors the property.

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The property is located at the intersection of Princess Anne Road and Dam Neck Road, which have daily traffic counts in excess of 46,000 and 40,000 vehicles per day, respectively.

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The property is located approximately three miles southwest of Oceana Naval Air Station, which has approximately 7,300 active duty personnel and 1,700 civilian employees.

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Regional access between the property and the local population is provided by Interstates 64, 264 and 664.

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The newly constructed 72-acre Sentara Medical Complex is located less than one-quarter mile north of the property.

Demographics

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We believe that Virginia Beach is one of the fastest growing areas in Virginia.

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The population base within a 5-mile radius is 198,595 people, which has grown 5.8% since 2000

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The property’s customer base includes approximately 85,000 people who work within a 5-mile radius.

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The average annual household income within a 5-mile radius of the property is approximately $73,900.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2011 through 2020, and the approximate rentable square feet represented by the applicable lease expirations, at Landstown Commons Shopping Center.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2011	3	5,200	132,576	1.8%
2012	2	4,000	110,184	1.5%
2013	17	43,736	1,070,892	14.6%
2014	3	10,208	224,900	3.1%
2015	7	26,337	432,479	5.9%
2016	1	5,762	86,430	1.2%
2017	1	5,500	176,000	2.4%
2018	20	186,586	3,438,188	47.0%
2019	4	56,680	838,360	11.5%
2020	1	18,057	212,170	2.9%

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2010	94.4%	$17.53
2009	82.2%	$16.47
2008	98.8%	$18.86

*The first year of occupancy was 2007. Total building square footage was 409,749, 408,826 and 326,033 at December 31, 2010, 2009 and 2008, respectively.

We believe that Landstown Commons Shopping Center is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are nine competitive shopping centers located within approximately five miles of this property.

Real estate taxes assessed for the fiscal year ended December 31, 2010 (the most recent tax year for which information is generally available) were approximately $540,085.  The amount of real estate taxes assessed was calculated by multiplying Landstown Commons Shopping Center’s assessed value by a tax rate of 0.89%.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of February 18, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	29,992,105	298,218,727	28,213,666	270,005,061

Shares sold pursuant to our distribution reinvestment plan:	658,865	6,259,211	–	6,259,211

Shares purchased pursuant to our share repurchase program:	(36,387)	(349,526)	–	(349,526)
Total:	30,634,583	$304,328,412	$28,213,666	$276,114,746

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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